FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Details of the Amendment
99.1	Amendment Extraordinary Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: December 18, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Details of the Amendment

[Cover]
[Document Filed]	Amendment Extraordinary Report
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	December 18, 2024
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka (The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo (Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Head of Global Consolidation and Japan Reporting, Global Finance
[Please for public inspection]
Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Submitting the Amendment Extraordinary Report
On September 26, 2024, the Company submitted an Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution dated September 25, 2024, on a merger between specified subsidiaries that results in a change to a status of the below specified subsidiary. On December 17, 2024, the Company decided to change the procedures to alter the status of the specified subsidiary, resulting in partial amendments to the matters described in the aforementioned Extraordinary Report. Therefore, in accordance with the provisions of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Law, the Company has submitted an Amendment Extraordinary Report.

2.	Section of the Amendment
	1.	Reason for Submitting the Extraordinary Report
	2.	Details of the Extraordinary Report
	(3)	Reason for change and date of merger

3	Details of the Amendment
The underlined languages have been amended.
(Original)
	1.	Reason for Submitting the Extraordinary Report
The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution dated September 25, 2024, on a merger between specified subsidiaries that results in change to a status of the below specified subsidiary.
	2.	Details of the Extraordinary Report
	(3)	Reason for change and date of merger
(a) Reason for change

The Company has decided to merge its specified subsidiary, Shire Pharmaceuticals International Unlimited Company, into another specified subsidiary, Shire Ireland Finance Trading Limited, resulting in the dissolution of Shire Pharmaceuticals International Unlimited Company.

(b) Date of merger
The administrative and legal processes of the merger will commence in due course in compliance with local regulations, however, the date of completion cannot be determined yet.

(Amended)
	1.	Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 3 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on resolution dated September 25, 2024, on a merger between specified subsidiaries that results in change to a status of the below specified subsidiary, and on the procedural changes related to this change of the specified subsidiary, resolved on December 17, 2024.

	2.	Details of the Extraordinary Report
	(3)	Reason for change and date of liquidation
(a) Reason for change
The Company has decided to dissolve Shire Pharmaceuticals International Unlimited Company, which is a specified subsidiary, through liquidation.
(b) Date of liquidation
The administrative and legal processes of the liquidation will commence in due course in compliance with local regulations, however, the date of completion cannot be determined yet.